Exhibit 99.1

GLOBUS MARITIME LIMITED

GLOBUS MARITIME ANNOUNCES AGREEMENT TO SELL THE RIVER GLOBE, A SUPRAMAX VESSEL

Glyfada, Greece, February 11, 2025. Globus Maritime Limited (the “Company” or "Globus") (NASDAQ: GLBS), a dry bulk shipping company, announced today that through a wholly owned subsidiary, it has entered into an agreement to sell to an unaffiliated third party its 2007-built supramax vessel of approximately 53,627 dwt, the m/v River Globe, for a gross price of US$ 8.55 million before commissions and expenses. The vessel is expected to be delivered to its new owner between March 1, 2025, and April 15, 2025. The sale of the vessel is subject to customary closing conditions and requirements.

About Globus Maritime Limited

About Globus Maritime Limited, Globus is an integrated dry bulk shipping company that provides marine transportation services worldwide. The Company’s operating fleet consists of ten dry bulk vessels that transport iron ore, coal, grain, steel products, cement, alumina and other dry bulk cargoes internationally, with a total carrying capacity of 734,249 dead weight tons and a weighted average age of 7.9 years as at February 11, 2025.

Safe Harbor Statement

This communication contains “forward-looking statements” as defined under U.S. federal securities laws. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts or that are not present facts or conditions. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. The Company’s actual results could differ materially from those anticipated in forward-looking statements for many reasons specifically as described in the Company’s filings with the Securities and Exchange Commission. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this communication. Globus undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this communication or to reflect the occurrence of unanticipated events. You should, however, review the factors and risks Globus describes in the reports it files from time to time with the Securities and Exchange Commission.

For further information please contact:

Globus Maritime Limited	+30 210 960 8300
Athanasios Feidakis	a.g.feidakis@globusmaritime.gr
Capital Link – New York	+1 212 661 7566
Nicolas Bornozis	globus@capitallink.com